UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BRE PROPERTIES, INC.

(Name of Subject Company (Issuer))

BRE PROPERTIES, INC. (Issuer)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

4.125% Convertible Senior Notes due 2026

(Title of Class of Securities)

05564E BH 8

05564E BJ 4

(CUSIP Number of Class of Securities)

Kerry Fanwick, Esq.

Executive Vice President, General Counsel

525 Market Street, 4th Floor

San Francisco, California 94105

(415) 445-6530

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:

Laura L. Gabriel, Esq.

Latham & Watkins LLP

505 Montgomery Street, Suite 2000

San Francisco, California 94111

Phone: (415) 391-0600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$370,587,360	$26,422.88

*	Determined pursuant to Rule 0-1l(b)(l) of the Securities Exchange Act of 1934, as amended. Based upon the maximum amount of cash that might be paid for the 4.125% Convertible Senior Notes due 2026 (the “Notes”) assuming that $356,334,000 aggregate principal amount of outstanding Notes are purchased at a price of $1,040 per $1,000 principal amount.
**	Previously paid. The amount of the filing fee equals $71.30 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the “SEC”) by BRE Properties, Inc., a Maryland corporation (“BRE” or the “Company”), on September 15, 2010, as amended and supplemented by Amendment No. 1 to Schedule TO filed on September 16, 2010 and Amendment No. 2 to Schedule TO filed on September 22, 2010 (as amended and supplemented, the “Schedule TO”) in connection with BRE’s offer to purchase for cash any and all of the Company’s outstanding 4.125% Convertible Senior Notes due 2026 (the “Notes”) at a price of $1,040 per $1,000 principal amount, plus accrued and unpaid interest up to, but not including, October 14, 2010 (the “Tender Offer”). This Amendment No. 3 constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Tender Offer expired at midnight, New York City time, on October 13, 2010, with $321,334,000 in aggregate principal amount of the Notes (representing approximately 90.18% of the Notes outstanding prior to the Tender Offer) validly tendered and not validly withdrawn. All such Notes have been accepted by the Company for purchase and will be cancelled. After giving effect to the purchase of the tendered Notes, an aggregate principal amount of $35,000,000 of the Notes remain outstanding. The aggregate consideration to be paid for the Notes purchased, exclusive of accrued interest, is approximately $334,187,360. The Company will pay for all of the Notes purchased pursuant to the Tender Offer with available cash and drawings under its revolving line of credit.

Item 12.	Exhibits.

Exhibit Number	Description of Document

(a)(1)(A)*	Offer to Purchase, dated September 15, 2010.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	IRS Form W-9.

(a)(5)(A)	Press Release Regarding Offer, dated September 15, 2010 (incorporated by reference to exhibit 99.1 to our Current Report on Form 8-K, filed September 15, 2010).

(a)(5)(B)	Press Release Announcing Pricing of BRE’s Senior Notes due 2021 (incorporated by reference to exhibit 99.1 to our Current Report on Form 8-K, filed September 16, 2010).

(a)(5)(C)	Press Release Announcing Results of Tender Offer (incorporated by reference to exhibit 99.1 to our Current Report on Form 8-K, filed October 14, 2010).

(b)	Amended and Restated Credit Agreement by and among BRE Properties, Inc., as borrower, the lenders party thereto and each of Wachovia Capital Markets, LLC and RBS Securities Corporation, as joint lead arrangers and joint book managers, Wachovia Bank, National Association, as administrative agent, The Royal Bank of Scotland, plc, as syndication agent, and Bank of America, N.A., JPMorgan Chase Bank, N.A. and Deutsche Bank Securities, Inc., as co-documentation agents, entered into as of September 18, 2007 (previously filed on September 20, 2007 as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K and incorporated by reference herein).

(c)	None.

(d)(1)	Indenture dated as of June 23, 1997 between the Registrant and Chase Trust Company of California (previously filed on June 23, 1997 as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K and incorporated by reference herein).

(d)(2)	First Supplemental Indenture dated as of April 23, 1998 between the Registrant and Chase Manhattan Bank and Trust Company, National Association, as successor trustee (previously filed on May 14, 1998 as Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and incorporated by reference herein).

(d)(3)	Second Supplemental Indenture, dated as of August 15, 2006, between BRE Properties, Inc. and J.P. Morgan Trust Company, National Association, as trustee, including the form of 4.125% Convertible Senior Notes due 2026 (previously filed on August 21, 2006 as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K and incorporated by reference herein).

(d)(4)	Third Supplemental Indenture, dated as of November 3, 2006, between BRE Properties, Inc. and The Bank of New York Trust Company, National Association (successor to J.P. Morgan Trust Company, National Association) (previously filed on November 8, 2006 as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K and incorporated by reference herein).

Exhibit Number	Description of Document

(d)(5)	Officers’ Certificate, dated as of September 22, 2010, pursuant to the Indenture setting forth the terms of the notes (incorporated by reference to exhibit 4.5 to our Current Report on Form 8-K, filed September 16, 2010).

(d)(6)	Form of 5.200% Senior Note due 2021 (incorporated by reference to exhibit 4.6 to our Current Report on Form 8-K, filed September 16, 2010).

(e)	None.

(f)	None.

(g)	None.

(h)	None.

*	Previously filed on Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRE PROPERTIES, INC.

By:	/S/ KERRY FANWICK
Name:	Kerry Fanwick
Title:	Executive Vice President, General Counsel

Dated: October 14, 2010

INDEX TO EXHIBITS

Exhibit Number	Description of Document

(a)(1)(A)*	Offer to Purchase, dated September 15, 2010.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	IRS Form W-9.

(a)(5)(A)	Press Release Regarding Offer, dated September 15, 2010 (incorporated by reference to exhibit 99.1 to our Current Report on Form 8-K, filed September 15, 2010).

(a)(5)(B)	Press Release Announcing Pricing of BRE’s Senior Notes due 2021 (incorporated by reference to exhibit 99.1 to our Current Report on Form 8-K, filed September 16, 2010).

(a)(5)(C)	Press Release Announcing Results of Tender Offer (incorporated by reference to exhibit 99.1 to our Current Report on Form 8-K, filed October 14, 2010).

(b)	Amended and Restated Credit Agreement by and among BRE Properties, Inc., as borrower, the lenders party thereto and each of Wachovia Capital Markets, LLC and RBS Securities Corporation, as joint lead arrangers and joint book managers, Wachovia Bank, National Association, as administrative agent, The Royal Bank of Scotland, plc, as syndication agent, and Bank of America, N.A., JPMorgan Chase Bank, N.A. and Deutsche Bank Securities, Inc., as co-documentation agents, entered into as of September 18, 2007 (previously filed on September 20, 2007 as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K and incorporated by reference herein).

(c)	None.

(d)(1)	Indenture dated as of June 23, 1997 between the Registrant and Chase Trust Company of California (previously filed on June 23, 1997 as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K and incorporated by reference herein).

(d)(2)	First Supplemental Indenture dated as of April 23, 1998 between the Registrant and Chase Manhattan Bank and Trust Company, National Association, as successor trustee (previously filed on May 14, 1998 as Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 and incorporated by reference herein).

(d)(3)	Second Supplemental Indenture, dated as of August 15, 2006, between BRE Properties, Inc. and J.P. Morgan Trust Company, National Association, as trustee, including the form of 4.125% Convertible Senior Notes due 2026 (previously filed on August 21, 2006 as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K and incorporated by reference herein).

(d)(4)	Third Supplemental Indenture, dated as of November 3, 2006, between BRE Properties, Inc. and The Bank of New York Trust Company, National Association (successor to J.P. Morgan Trust Company, National Association) (previously filed on November 8, 2006 as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K and incorporated by reference herein).

(d)(5)	Officers’ Certificate, dated as of September 22, 2010, pursuant to the Indenture setting forth the terms of the notes (incorporated by reference to exhibit 4.5 to our Current Report on Form 8-K, filed September 16, 2010).

(d)(6)	Form of 5.200% Senior Note due 2021 (incorporated by reference to exhibit 4.6 to our Current Report on Form 8-K, filed September 16, 2010).

(e)	None.

(f)	None.

(g)	None.

(h)	None.

*	Previously filed on Schedule TO.